EXHIBIT 12.2
NRG ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS

	For the Year Ended December 31,
	2016	2015	2014	2013(a)	2012(a)
	(in millions except ratio)
Earnings:
(Loss)/income from continuing operations before income tax	$(875)	$(5,094)	$135	$(634)	$(12)
Less:
Distributions and equity in earnings of unconsolidated affiliates	54	37	49	84	2
Impairment charge on equity method investment	268	56	—	99	2
Capitalized interest	(43)	(30)	(29)	(130)	(140)
Preference dividends - tax effected	(8)	(32)	(90)	(14)	(14)
Add:
Fixed charges	1,129	1,205	1,345	1,051	878
Amortization of capitalized interest	21	21	20	14	11
Total Earnings:	$546	$(3,837)	$1,430	$470	$727

Fixed Charges:
Interest expense	$1,057	$1,139	$1,228	$932	$671
Interest capitalized	43	30	29	130	140
Amortization of debt issuance costs	38	37	35	33	32
Amortization of debt (premium)/discount	(34)	(48)	(50)	(67)	9
Approximation of interest in rental expense	17	15	13	9	12
Preference dividends - tax effected	8	32	90	14	14
Total Fixed Charges:	$1,129	$1,205	$1,345	$1,051	$878
Ratio of Earnings to Combined Fixed Charges and Preference Dividends	0.48	(3.18)	1.06	0.45	0.83

(a)
The ratio coverage for the year ended December 31, 2016, 2015, 2013, and 2012 was less than 1:1. NRG would have needed to generate additional earnings of $583 million, $5,042 million, $581 million, and $151 million, respectively, to achieve a ratio coverage of 1:1.